Exhibit 99.1

Aurora Cannabis Obtains Two Licences for Outdoor Growing Operations

New Outdoor research sites in Quebec and British Columbia to study best-in-class cultivation techniques and advance plant science

NYSE: ACB   TSX:ACB

EDMONTON, July 15, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabis worldwide, today announced that it has received Health Canada licenses for outdoor cultivation at two Canadian sites.

The new sites in Quebec and British Columbia will be used for cultivation research to develop new technology, genetics and intellectual property in order to drive sustainable, high-quality outdoor production. Aurora purposefully chose the outdoor sites because they represent two different growing environments. The company will conduct research on cultivation techniques to further excel at growing cannabis in varying climate conditions and will examine approaches to environmentally sustainable cannabis agriculture.

The newly-named Western facility will be called Aurora Valley and is a 207-acre operation in Westwold, British Columbia. The Eastern facility, a 21,000 square foot operation at the Aurora Eau facility in Lachute, is the first approved outdoor grow operation for cannabis in Quebec. Aurora Valley is expected to be planted shortly and Aurora Eau has already been planted.

The two sites are an extension of the scientific research Aurora will be conducting at its new Comox facility, which will be ready in the fall of 2019. The Comox facility consists of a 21,000 square foot indoor grow facility and a 10,500 square foot laboratory. This unique research centre will be home for Aurora's plant breeding team designed to create new cannabis cultivars with improved growing characteristics for both indoor and outdoor cultivation.

"Aurora believes in innovative operations and intensive research and we're applying our approach to outdoor grown cannabis," said Aurora CEO Terry Booth. "Our team plans to use these areas to ensure we are able to consistently grow the high-quality cannabis Aurora has become known for around the world. We're proud to be a Canadian company and this is a further commitment to research and job creation in Canada."

Dr. Jonathan Page, Chief Science Officer at Aurora added, "For this season and next, our focus will be on researching cultivation methods and evaluating genetics in order to produce high THC and CBD cannabis in outdoor-grown plants, with the ultimate goal of extracting these components. The unique climates of each site also presents a great opportunity to determine which cultivars will perform best in different outdoor environments."

In addition to the two new outdoor production sites, Aurora confirms it has now received the Health Canada processing license for its Aurora Air facility located near the Edmonton International Airport and Aurora Sky. Aurora Air will be home to several of the new production lines for edible products such as gummies and chocolates, to be introduced to the Canadian consumer market in December 2019.

Aurora Valley, Located in Westwold, British Columbia (CNW Group/Aurora Cannabis Inc.)

First crop of plants at Aurora Eau, in Lachute, Quebec (CNW Group/Aurora Cannabis Inc.)

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and are subject to inherent risks which include, but are not limited to, the implementation of definitive regulation of edible products and the Company's launch of edible products in Canada, the successful development and operation of the Company's newly licensed outdoor facilities,  the completion of the Air facility, and the overall market demand for the Companies intended product offerings. The Forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 15-JUL-19